January 22, 2010

Eric Atallah, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0306

VIA FACSIMILE [703-813-6985] and U.S. Certified Mail – two pages

Re: Utah Medical Products, Inc.
Form 10-K for the year ended December 31, 2008
File No. 001-12575

Dear Mr. Atallah:

Thank you for your review of Utah Medical Products, Inc.’s (UTMD’s) January 13, 2010 response to the SEC comment letter dated December 18, 2009 regarding its Form 10-K for calendar year 2008.

The first sentence of the second paragraph of your letter dated January 21, 2010 states

“Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure of your filing.”

As the only comment in the January 21 follow-up letter refers to acknowledgment of bullet points at the end of the initial comment letter, we conclude that you were satisfied with UTMD’s responses regarding its “compliance with the applicable disclosure requirements and to enhance the overall disclosure of your filing”.

For ease of reference, your sole remaining comment was

We note that you did not provide all of the acknowledgments previously requested.  Please provide, in writing, a statement from the company acknowledging that
·  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please recall that UTMD did provide a statement acknowledging the first two bullet points, and provided an explanation why it believes it would not be appropriate for it to acknowledge the third, in its January 13 response. In all due respect, we also requested what law or regulation might require UTMD’s acknowledgment to the third bullet point, to which request you have not responded.

UTMD intends to cooperate, and believes it has a long term record of cooperation with the SEC in fulfilling its mission.  We also have a fiduciary duty to shareholders to protect UTMD’s rights under the U.S. Constitution.  If the SEC decides to initiate some proceeding against UTMD for alleged violations of federal securities laws related in some way to the comment letters, we will certainly use every legal defense available, including asserting SEC staff comments, if applicable.

As a practical matter, instead of wasting dear taxpayer funds in litigation, we would prefer that the SEC would provide additional comments so that UTMD can make the necessary corrections to its public disclosures.

As you may recall, this has been our consistent position regarding the third bullet point in past responses to SEC comment letters.

Sincerely,

Kevin L. Cornwell
Chairman & CEO